Arrive AI Inc.

12175 Visionary Way

Fishers, Indiana 46038

July 14, 2025

Nicholas Nalbantian U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arrive AI Inc.
Registration Statement on Form S-1
Submitted June 17, 2025
CIK No. 0001818274

Dear Mr. Nalbantian:

By letter dated July 8, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Arrive AI Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form S-1 filed on June 17, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses in bold.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 1 and acknowledge the addition of a recent Nasdaq sales price and the context that the $11.20 to $13.00 sales prices are the result of private transactions. Upon further review, the continued inclusion on the prospectus cover page of disclosure regarding such private sales transactions remains confusing in light of your listing on Nasdaq. Therefore, please delete the third, fourth and fifth sentences of the first paragraph entirely.

RESPONSE: The Company has deleted the third, fourth and fifth sentences of the first paragraph entirely on the cover page.

2.	We note your response to prior comment 3 and reissue. Please amend your disclosure on the prospectus cover page and page 67 to identify Streeterville Capital, LLC as an underwriter. We note that your current disclosure that Streeterville “may” be any underwriter and “it being understood that Streeterville Capital, LLC shall not be deemed to be underwriters solely as a result of their participation in this offering” is insufficient in this regard given that Streeterville Capital’s inclusion in this registration statement appears to be the result of an equity line agreement between you and Streeterville Capital. Refer to Securities Act Compliance and Disclosure Interpretation 139.13.

RESPONSE: The Company has revised the prospectus cover page and page 67 to affirmatively identify Streeterville Capital LLC as an underwriter within the meaning of Section 2(a)(11) of the Securities Act, in accordance with the Securities Act Sections Compliance and Disclosure Interpretation 139.13

Risks Related to our Business and Operations - General Risks

Raising additional capital including selling the Initial Pre-Paid Purchase or the future Pre-Paid Purchases, may directly or indirectly..., page 9

3.	We note your response to prior comment 6 and reissue in part. We acknowledge the new disclosure describing the dilution risks posed by the Streeterville Purchase Agreement. Please also include disclosure that dilution could result in a decrease of the share price for existing holders of your securities.

RESPONSE: The Company has added a statement on page 9 to caution that dilution could result in a decrease of the share price for existing holders of your securities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 29

4.	You disclose the closing of an equity line of credit for $4 million on May 15, 2025. If this equity line of credit is the agreement with Streeterville Capital LLC, please amend your disclosure to align with the rest of the registration statement such as transaction terms, date, and parties. Alternatively, if this is a new transaction, please ensure that this “investor” is properly disclosed throughout the registration statement as that would appear to be a material holding of your common stock.

RESPONSE: The Company has revised its disclosure on page 29 to align this recent development with the rest of the Registration Statement and cross-referenced to the “Selling Stockholders” section where the Streeterville transaction is discussed in details.

Selling Stockholders, page 63

5.	Please define Event of Default.

RESPONSE: The Company has added definition of “Event of Default” on page 63.

General

6.	It appears that you have removed audited financial statements for the year ended December 31, 2023, as well as related financial disclosures throughout the prospectus. Please update your filing to present two years of audited financial statements as of December 31, 2023 and December 31, 2024, as well as related financial disclosures. Refer to Rules 3-01 and 3-02 of Regulation S-X and Item 303 of Regulation S-K.

RESPONSE: The Company has added back the audited financial statements for the year ended December 31, 2023 as well as related financial disclosures in the Financial Statements and Notes, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and elsewhere in the Registration Statement.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Daniel S. O’Toole
Daniel S. O’Toole
Chief Executive Officer
Arrive AI Inc.